

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

<u>Via Facsimile</u>
Mr. Michael Vardakis
President
Gulf & Orient Steamship Company, Inc.
601 South State Street
Salt Lake City, Utah 81012

> **Re: Gulf & Orient Steamship Company, Inc.**
> **Form 8-K filed August 6, 2012**
> **File No. 000-52036**

Dear Mr. Vardakis:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Jaime G. John

                                Jaime G. John
                                Staff Accountant